[redacted]

SEC 08031936 IISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAY 30 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson, Kohle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24351 Pasto Road, #B
(No. and Street)

Dana Point (City) California (State) 92629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jehu Hand (949) 488-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Co.
(Name – *if individual, state last, first, middle name*)

2850 Anthem Village Drive (Address) Henderson (City) Nevada (State) 89052 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jehu Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson, Kohle & Co., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Orange
On 05.29.08 before me, Kimberly Peterson, Notary Public,
Personally appeared Jehu Hand
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

KIMBERLY PETERSON
COMM. # 1725306
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Mar. 10, 2011

Jackson, Kohle & Co.

FINANCIAL STATEMENTS
and Supplemental Schedules
March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CRD # 017788

Jackson, Kohle & Co.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition – March 31, 2008	2
Statement of Operations for the year ended March 31, 2008	3
Statement of Changes in Stockholders' Equity for the year ended March 31, 2008	4
Statement of Cash Flows for the year ended March 31, 2008	5
Notes to Financial Statements	6 – 12
Supplemental Schedules	13
Computation of Net Capital - March 31, 2008	14
Report of Reconciliation with Focus Filing for the year ended March 31, 2008 ...	14
Report on Material Inadequacies for the year ended March 31, 2008..	15 – 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Jackson Kohle & Co.
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Jackson Kohle & Co., as of March 31, 2008 and the related statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement (examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.) We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Kohle & Co. as of March 31, 2008 and the related statements of operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the financial statements, the Company has suffered losses from operations and the Company has an accumulated deficit all of which raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ De Joya Griffith & Company, LLC
Henderson, Nevada

May 5, 2008

Jackson, Kohle & Co.
Statement of Financial Condition

		As of March 31, 2008 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$	12,433
Commission receivable		3,146
Employee advances		700
Total current assets		16,279
Total assets	$	16,279
Liabilities and Stockholders' Equity		
Liabilities		
Current liabilities		
Accounts payable	$	1,476
Franchise taxes payable		800
Total current liabilities		2,276
Total liabilities		2,276
Stockholders' equity		
Common stock -- 100,000 shares authorized, no par value 10,000 shares issued and outstanding		10,000
Additional paid in capital		194,742
Accumulated deficit		(190,739)
Total stockholders' equity		14,003
Total liabilities and stockholders' equity	$	16,279

The accompanying notes are an integral part of these financial statements.

Jackson, Kohle & Co.
Statement of Operations

	For the year Ended March 31, 2008 (Audited)
Revenues	
Commissions	$ 307,060
Total revenue	307,060
Expenses	
Employee compensation and benefits	316,723
Flooring brokerage, exchange, and clearance fees	26,227
Communications and data processing	15,495
Occupancy	1,885
Other expenses	35,637
Total expenses	395,967
Net operating loss	(88,907)
Other income	
Other income- FINRA rebate	35,000
Interest income	42
Provision for franchise tax payment	(855)
Total other income	34,187
Net loss	$ (54,720)
Basic loss per share	$ (5.47)
Weighted average number of shares outstanding	10,000

The accompanying notes are an integral part of these financial statements.

Jackson, Kohle & Co.
Statement of Changes in Stockholders' Equity
For the year ended March 31, 2008
(Audited)

	Common *Shares*	Common *Stock*	Additional Paid in *Capital*	Accumulated *Deficit*	Total Stockholders' *Equity*
Balance, March 31, 2007	10,000	$ 10,000	$ 133,242	$ (136,019)	$ 7,223
Additional paid in capital	-	-	61,500	-	61,500
Net loss	-	-	-	(54,720)	(54,720)
Balance, March 31, 2008	10,000	$ 10,000	$ 194,742	$ (190,739)	$ 14,003

The accompanying notes are an integral part of these financial statements.

Jackson, Kohle & Co.
Statement of Cash Flows

	Year ended March 31, 2008 (Audited)
Cash flows from operating activities	
Net loss	$ (54,720)
Changes in assets and liabilities	
Increase in commissions receivable	(2,000)
Increase in employee advances	(500)
Increase in accounts payable	552
Net cash used in operating activities	(56,668)
Cash flows from investing activities	
Payment on related party loan receivable	1,084
Net cash provided by investing activities	1,084
Cash flows from financing activities	
Proceeds from additional paid-in capital	61,500
Net cash provided by financing activities	61,500
Net increase in cash	5,916
Beginning cash balance	6,517
Ending cash balance	$ 12,433
Supplemental disclosures	
Income taxes paid	$ 855

The accompanying notes are an integral part of these financial statements.

Jackson, Kohle & Co.
Notes to Financial Statements
March 31, 2008

NOTE A Organization

Company Background

The Company is a Broker/Dealer offering investment services. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA]. The Company was originally incorporated under the laws of the State of California as Erlinger & Associates in April, 1985. They changed their name to Vista Financial Services Group and later to Eurocapital Partners, Inc. The Company changed its name to Stockdale Securities, then to SoCal Securities on April 14, 1999, and then to Jackson, Kohle & Co. on September 12, 2006. The Company does not carry customers' accounts or hold securities for their customers.

NOTE B Summary of Significant Accounting Policies

Definition of Fiscal Year:

The Company's fiscal year end is March 31.

Cash and Equivalents

Cash is comprised of cash on deposit in the bank and all highly liquid investments with a maturity of three months or less when purchased. The Company has $12,433 as of March 31, 2008.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities that are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company's financial instruments approximate their fair value due to their short-term nature.

Income Taxes

The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes.

NOTE B Summary of Significant Accounting Policies [continued]

The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. (See Note C – Recent Accounting Pronouncements).

Net Loss per Common Share

In accordance with Financial Accounting standards No. 128, "Earnings per share", basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share are computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There were no common share equivalents outstanding during the year ended March 31, 2008.

Commissions Receivable / Revenue Recognition

Investment advisory fees and commissions are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of March 31, 2008, the Company has commission receivable of $3,146. Management is confident in the ability to collect these commissions.

Concentrations

The Company's revenue for the year ended March 31, 2008 consisted mainly of services performed for a single client amounting to 95% of total revenue. If this client were to discontinue the use of the Company's services, the Company could be severely impacted. (See note G – Related Party Transactions).

NOTE C Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006 and was therefore required to be adopted by the Company as of May 1, 2007.

NOTE C Recent Accounting Pronouncements [continued]

The adoption of SFAS 155 did not have any impact on the Company's financial statements.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets," an amendment of SFAS 140. This clarifies when to separately account for servicing rights, requires servicing rights to be separately recognized initially at fair value, and provides the option of subsequent accounting for servicing rights at either fair value or under the amortization method. The standard is effective for fiscal years beginning after September 15, 2006 but can be adopted early. The adoption of SFAS 156 did not have any impact on the Company's financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have any impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. SFAS No. 157 is effective for us beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Management does not expect adoption of SFAS 158 to have a material impact on the Company's financial statements.

NOTE C Recent Accounting Pronouncements [continued]

SFAS 159 – In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on its results of operations and financial condition.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The statement is effective for annual periods beginning after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133," (SFAS "161") as amended and interpreted, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and(c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted.

NOTE D Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE D Going Concern [continued]

In addition, it is important to note that as of the year ended March 31, 2008, the Company had a net loss of $54,720 and an accumulated deficit of $190,739 as of March 31, 2008. It is management's plan to seek additional capital through the sale of its securities through private placement. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amount and classification of liabilities that might result from this uncertainty

NOTE E Accounting for Income Taxes

The provision (benefit) for income taxes consists of the following:

Federal income taxes	$ -
State minimum franchise taxes	800
	$ 800

The provision for income/franchise taxes on the statement of operations represents the minimum franchise tax payable to the State of California. No other provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

At March 31, 2008, the Company had a federal operating loss carry forward of $190,739.

The provision for income taxes consisted of the following components for the years ended March 31:

	2008
Current:	
Federal	$ 66,759
State	16,861
Deferred:	(83,620)
	$ -

NOTE E Accounting for Income Taxes [continued]

Components of net deferred tax assets, including a valuation allowance, are as follows at March 31:

		2008
Deferred tax assets:		
Net operating loss carryforward	$	190,739
		-
Total deferred tax assets		83,620
Less: valuation allowance		(83,620)
Net deferred tax assets	$	-

The valuation allowance for deferred tax assets as of March 31, 2008 was $83,620. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. As a result, management determined it was more likely than not the deferred tax assets would be realized as of March 31, 2008.

Reconciliation between the statutory rate and the effective tax rate is as follows at March 31:

	2008
Federal statutory tax rate	(35.0)%
State tax rate net of federal	(8.8)%
Permanent difference and other	43.8%
Effective tax rate	0.0%

NOTE F Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers.

Jackson, Kohle & Co.
Notes to Financial Statements
March 31, 2008

NOTE G Related Party Transactions

An officer and shareholder contributed capital to the Company totalling $61,500 during the year ended March 31, 2008. The Company advanced an employee $700 as of March 31, 2008.

As stated in note B, the Company's revenue for the year ended March 31, 2008 consisted mainly of services performed for a single client, which that entity is controlled by the CEO of the Company, Jehu Hand. (See note B- Concentrations for further information.)

NOTE H Subsequent Events

The Company entered into a lease agreement with El Gran Patron, LLC as of April 1, 2008 for the address of primary operations in Nevada: 3027 E. Sunset Road, Suite 106, Las Vegas, Nevada 89120. The address of the Lessor is 930 S. Fourth Street #100, Las Vegas, Nevada 89101.

The lease contains a modified lease term of six months with a base rent of $2,015 due on the first day of every month. As of the date of the issuance of the financials, the company is in good terms with said Lessor and is current on all lease payments.

NOTE I Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At March 31, 2008, the Company has net capital, as defined, of $10,157.

Jackson, Kohle & Co.
Notes to Financial Statements
March 31, 2008

SUPPLEMENTAL SCHEDULES

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

Schedule 1
Computation of Net Capital for Brokers and Dealers & FOCUS Filing Pursuant to rule 15c3-1 of the Securities and Exchange Commission

March 31, 2008

Total Stockholders' equity from statement of financial condition	$	14,003
Stockholders' equity not allowable for net capital		-
Add : Subordinated liabilities		-
Total net capital and allowable subordinated liabilities		14,003
Less: Non-allowable assets		(3,846)
Net capital before haircuts on securities		10,157
Less: Haircuts on securities		-
Net Capital	$	10,157

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	16,279
Change in assets		-
Total assets per FOCUS report for the year ended March 31, 2008		16,279
Total liabilities and stockholders' equity per audited statements		16,279
Change in liabilities		1,461
Difference in net income for year		(1,461)
Total liabilities and stockholders' equity per FOCUS report for the year ended March 31, 2008	$	16,279

Reconciliation of Net Capital

Computation of net capital per audited statements		10,157
Audit disclosed differences in assets and liabilities		-
Net capital per FOCUS report for the year ended March 31, 2008	$	10,157

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm report
On Internal Accounting Controls required by SEC Rule 17a-5

To the Board of Directors
Jackson Kohle & Co.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Jackson Kohle & Co., for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Jackson Kohle & Co., including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith & Company, LLC
Henderson, Nevada

May 5, 2008

JACKSON, KOHLE & CO.

Member FINRA/SIPC

May 5, 2008

DeJoya Griffith & Company, LLC.
2580 Anthem Village Drive
Henderson, Nevada 89052

We are providing this letter in connection with your audit of the statement of financial condition of Jackson Kohle & Co., as of March 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Jackson Kohle & Co., in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of May 5, 2008, the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2) We have made available to you all—

   a) Financial records and related data.

   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3) There have been no communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) We believe that the effects of the uncorrected financial statement misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6) There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to initiate, authorize, record, process, and report financial data reliably in accordance with generally accepted accounting principles.

7) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

8) We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a) Management,

   b) Employees who have significant roles in internal control, over financial reporting, or

   c) Others where the fraud could have a material effect on the financial statements.

9) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, regulators, or others.

10) The following, if material, have been properly recorded or disclosed in the financial statements:

   a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b) Guarantees, whether written or oral, under which the company is contingently liable.

   c) Significant estimates and material concentration known to management that is required to be disclosed in accordance with AICPA's Statement of Position 94-6, "'Disclosure of Certain Significant Risks and Uncertainties" [Near term. A period of time not to exceed one year from the date of the financial statements. Concentrations in the volume of business transacted with a particular customer, supplier, lender, grantor, or contributor (Under this SOP, it is always considered at least reasonably possible that a customer, grantor, or contributor will be lost in the near term.); in revenue from particular products, services, or fund-raising events; in the available sources of supply of materials, labor, or services, or of licenses or other rights used in the entity's operations; and in the market or geographic area in which an entity conducts its operations. (Under this SOP, it is always considered at least reasonably possible that operations located outside the entity's home country will be disrupted in the near term.)

11) There are no:

   a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *Statement of Financial Accounting Standards No. 5.*

   c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *Statement of Financial Accounting Standards No. 5.*

12) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13) The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14) The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements.

15) The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

16) The Company has no knowledge of any ownership of the Company other than Jehu Hand who is the sole owner of the Company.

17) The Company has no management representatives other than Jehu hand (CEO) and Timothy Downer (CFO) of the Company.

18) The Company had no rent expense obligations during the current fiscal year due to management's relationship with the owners of the building.

19) The Company incurred legal fees in an arrangement to pay-off an outstanding debt owed by an employee of the Company. The Company paid the debt in order for the employee to be certified as a broker representative for the Company.

Except as made known to you, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

5-29-08

Jehu Hand, CEO — Date

May 29, 2008

Timothy Downer, CFO — Date

Exhibit A: Summary of Audit Differences

Jackson Kohle & Co.

SUMMARY OF AUDIT DIFFERENCES

Quarter ended March 31, 2008

			Current Year Over (Under) Statement
Income statement misstatements:			
Payroll expense	Overpayment of payroll	$	262
Accrued payroll expense	Recalculated		(999)
Pretax effect			(737)
Tax effect (0% effective tax rate)			0
Cumulative effect (before effect of prior year differences)			(737)
Effect of unadjusted audit differences—prior year (net of tax):			
Cumulative effect (after effect of prior year differences)		$	(737)
Reclassification adjustments:			
None		$	0
Balance sheet misstatements (including reclassifications):			
Current assets		$	(262)
Total assets		$	(262)
Current liabilities		$	999
Total liabilities		$	999

Jackson, Kohle & Co.
[fka SoCal Securities]
Report of Possession and Control Requirements,
And Reserve Requirements under rule 15c3-3
For the Year Ended March 31, 2008

The Securities Exchange Act of 1934 requires that any broker-dealer registered under the act to compute and maintain daily a reserve account to support customer deposits and reduce all securities to possession and control by the end of every business day. Customer accounts include but are not limited to financial instruments such as securities and cash deposits. Jackson, Kohle & Co. does not maintain or hold at any time any customer accounts including cash, securities or and customer credits, therefore a reserve computation is not calculated nor is a reserve account maintained. Jackson, Kohle & Co. is exempted from rule 15c3-3 under paragraph k.(1.)(i)(ii) as stated below.

Rule 15c3-3 specifically states:

b. *Physical possession or control of securities.*

  1. A broker or dealer shall promptly obtain and shall thereafter maintain the physical possession or control of all fully-paid securities and excess margin securities carried by a broker or dealer for the account of customers.

c. *Control of securities.* Securities under the control of a broker or dealer shall be deemed to be securities which:

  1. Are represented by one or more certificates in the custody or control of a clearing corporation or other subsidiary organization of either national securities exchanges or of a registered national securities association, or of a custodian bank in accordance with a system for the central handling of securities complying with the provisions of Rule 8c-1(g) and Rule 15c2-1(g) the delivery of which certificates to the broker or dealer does not require the payment of money or value, and if the books or records of the broker or dealer identify the customers entitled to receive specified quantities or units of the securities so held for such customers collectively; or

  2. Are carried for the account of any customer by a broker or dealer and are carried in a special omnibus account in the name of such broker or dealer with another broker or dealer in compliance with the requirements of section 4(b) of Regulation T under the Act , such securities being deemed to be under the control of such broker or dealer to the extent that he has instructed such carrying broker or dealer to maintain physical possession or control of them free of any charge, lien, or claim of any kind in favor of such carrying broker or dealer or any persons claiming through such carrying broker or dealer; or

  3. Are the subject of bona fide items of transfer; provided that securities shall be deemed not to be the subject of bona fide items of transfer if, within 40 calendar days after they have been transmitted for transfer by the broker or dealer to the issuer or its transfer agent, new certificates conforming to the instructions of the broker or dealer have not been received by him, he has not received a written statement by the issuer or its transfer agent acknowledging the transfer instructions and the possession of the securities or he has not obtained a revalidation of a window ticket from a transfer agent with respect to the certificate delivered for transfer; or

  4. Are in the custody of a foreign depository, foreign clearing agency or foreign custodian bank which the Commission upon application from a broker or dealer, a

registered national securities exchange or a registered national securities association, or upon its own motion shall designate as a satisfactory control location for securities; or

5. Are in the custody or control of a bank as defined in section 3(a)(6) of the Act, the delivery of which securities to the broker or dealer does not require the payment of money or value and the bank having acknowledged in writing that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of a bank or any person claiming through the bank; or

6.

   i. Are held in or are in transit between offices of the broker or dealer; or

   ii. are held by a corporate subsidiary if the broker or dealer owns and exercises a majority of the voting rights of all of the voting securities of such subsidiary, assumes or guarantees all of the subsidiary's obligations and liabilities, operates the subsidiary as a branch office of the broker or dealer, and assumes full responsibility for compliance by the subsidiary and all of its associated persons with the provisions of the Federal securities laws as well as for all of the other acts of the subsidiary and such associated persons; or

7. Are held in such other locations as the Commission shall upon application from a broker or dealer find and designate to be adequate for the protection of customer securities.

d. *Requirement to reduce securities to possession or control.* Not later than the next business day, a broker or dealer, as of the close of the preceding business day, shall determine from his books or records the quantity of fully paid securities and excess margin securities in his possession or control and the quantity of fully paid securities and excess margin securities not in his possession or control. In making this daily determination inactive margin accounts (accounts having no activity by reason of purchase or sale of securities, receipt or delivery of cash or securities or similar type events) may be computed not less than once weekly. If such books or records indicate, as of such close of the business day, that such broker or dealer has not obtained physical possession or control of all fully paid and excess margin securities as required by this section and there are securities of the same issue and class in any of the following noncontrol locations:

1. Securities subject to a lien securing moneys borrowed by the broker or dealer or securities loaned to another broker or dealer or a clearing corporation, then the broker or dealer shall, not later than the business day following the day on which such determination is made, issue instructions for the release of such securities from the lien or return of such loaned securities and shall obtain physical possession or control of such securities within two business days following the date of issuance of the instructions in the case of securities subject to lien securing borrowed moneys and within five business days following the date of issuance of instructions in the case of securities loaned; or

2. Securities included on his books or records as failed to receive more than 30 calendar days, then the broker or dealer shall, not later than the business day following the day on which such determination is made, take prompt steps to obtain physical possession or control of securities so failed to receive through a buy-in procedure or otherwise; or

3. Securities receivable by the broker or dealer as a security dividend receivable, stock split or similar distribution for more than 45 calendar days, then the broker or dealer shall, not later than the business day following the day on which such determination is made, take prompt steps to obtain physical possession or control of securities so receivable through a buy-in procedure or otherwise.

4. A broker or dealer which is subject to the requirements of Rule 15c3-3 with respect to physical possession or control of fully paid and excess margin securities shall prepare and maintain a current and detailed description of the procedures which it utilizes to comply with the possession or control requirements set forth in this section. The records required herein shall be made available upon request to the Commission and to the designated examining authority for such broker or dealer.

e. *Special reserve bank account for the exclusive benefit of customers.*

1. Every broker or dealer shall maintain with a bank or banks at all times when deposits are required or hereinafter specified a "Special Reserve Bank Account for the Exclusive Benefit of Customers" (hereinafter referred to as the "Reserve Bank Account"), and it shall be separate from any other bank account of the broker or dealer. Such broker or dealer shall at all times maintain in such Reserve Bank Account, through deposits made therein, cash and/or qualified securities in an amount not less than the amount computed in accordance with the formula set forth in Rule 15c3-3a.

k. *Exemptions.*

1. The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

   i. His dealer transactions (as principal for his own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for his own account with or through another registered broker or dealer;

   ii. His transactions as broker (agent) are limited to: (i) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (ii) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (iii) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

END